February 10, 2010

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F St., N.E.

Washington, D.C. 20549-4628

Attention:  H. Roger Schwall

Re:                             Golden Minerals Company

Registration Statement on Form S-1

Amendment No. 3 filed February 10, 2010

File No. 333-162486

Dear Mr. Schwall:

On behalf of Golden Minerals Company (the “Company”), and in response to a request made by the Staff of the Division of Corporation Finance during discussions held via telephone on February 10, 2010, enclosed is a copy of the changed pages in Amendment No. 3 to the Registration Statement filed on February 10, 2010, marked to reflect the cumulative changes from Amendment No. 2 to the Registration Statement, which was filed on January 25, 2010.  The Company confirms that Amendment No. 3 as filed via EDGAR on February 10, 2010 accurately reflects all changes shown in the composite blackline attached to this letter.

The Company is in receipt of a “no objection” letter from FINRA dated February 5, 2010.  We can confirm that the underwriters have delivered Amendment No. 3 to the Registration Statement to FINRA and have contacted the applicable FINRA examiner to re-confirm that they have no objections with respect to the fairness and reasonableness of the proposed underwriting terms and arrangements.  We will contact you immediately if FINRA raises any objection as a result of the changes contained in Amendment No. 3 to the Registration Statement.

Should you require further clarification of any of the issues raised in this letter, please contact the undersigned at (303) 892-7348.

Sincerely,

/s/ Brian Boonstra

Brian Boonstra
for
DAVIS GRAHAM & STUBBS LLP